Appendix 4D
Interim Financial Report

for the half year ended
31 December 2006
(previous corresponding period: half year ended 31 December 2005)

To be read in conjunction with the 30 June 2006 Annual Report.
In compliance with Listing Rule 4.2A

Prana Biotechnology Ltd
ABN 37 080 699 065	1 of 16

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisiting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2006.

Directors

The following persons were directors of Prana Biotechnology Limited during the whole of the half-year and up to the date of this report:

Mr Geoffrey Kempler	Chairman
Prof. Colin Masters	Executive Director
Mr Brian Meltzer	Non-Executive Director
Dr George Mihaly	Non-Executive Director
Mr Peter Marks	Non-Executive Director

Review of Operations

Highlights:

• Successful completion of the second Phase I clinical trial for our lead compound, PBT-2, under development as a therapy for Alzheimer’s disease. The safety, tolerability and pharmacokinetics of multiple doses of our PBT-2 compound were tested in male & female older volunteers aged 45 years and above. Results from the trial showed that PBT-2 was well tolerated by the trial participants and has predictable pharmacokinetics suitable for further development.

• Initiation of the first Phase II clinical trial for PBT-2 in Alzheimer’s disease. The Phase IIa clinical study is being conducted in Sweden and investigates 3 months treatment with PBT-2 at two different dose levels compared to placebo in 80 elderly male and female patients with mild Alzheimer’s disease. Tolerability, safety, CSF (cero-spinal fluid) and plasma biomarker and cognition endpoints will be measured. The trial is expected to report its findings in 4th Quarter 2007. Enrolment, screening and dosing was initiated in December 2006.

• Prof. Bush announced the results of a study confirming that PBT-2 can reduce the levels of soluble beta-amyloid protein in the brains of transgenic Alzheimer mice after only 24 hours. The study, conducted by Prof Bush’s group, showed that as little as 2 doses of PBT2 could significantly reduce soluble beta-amyloid in the brains of Alzheimer model transgenic mice. These findings indicated that PBT-2 has a rapid and potent mechanism of action in the brain.

• Prof. Bush announced the results of a study confirming that PBT-2 can enhance memory function after only 5 days of dosing and improve synaptic function in mouse models. The study, conducted by Prof Bush’s group, showed that after only 5 days of dosing with PBT-2, significant improvement in spatial memory in transgenic mice could be achieved. The Morris Water Maze test involves remembering the location of a submerged platform, requiring the mouse to employ higher level learning and spatial memory skills. This was the first study with PBT2 that provided supporting evidence for the hypothesized link between the MPAC mechanism of action and the potential for cognitive improvement.

• Professor Colin Masters, Prana’s co-Founding scientist receives multiple prestigious awards for his research in Alzheimer’s disease. Professor Colin Masters was awarded a Lifetime Achievement Award at the 10th International Conference on Alzheimer’s Disease in July 2006, the Lennox K. Black International Prize for Excellence in Biomedical Research from the Thomas Jefferson University in October 2006 and the Grand Hamdan International Award for Medical Sciences in December 2006.

Prana Biotechnology Ltd
ABN 37 080 699 065	2 of 16

Auditors' Independence Declaration
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors.

Mr Geoffrey Kempler
Chairman

Melbourne
Dated 28 February 2007

Prana Biotechnology Ltd
ABN 37 080 699 065	3 of 16

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

SC Bannatyne
Partner
PricewaterhouseCoopers

Melbourne
28 February 2007

Liability limited by a scheme approved under Professional Standards Legislation

Appendix 4D for the Half Year Ended
31 December 2006

Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2006
Previous Reporting Period - Half year Ended 31 December 2005

Revenues	down	45.41%	to	$236,869

Loss after tax attributable to members	up	44.74%	to	($7,795,613)

Net loss for the period attributable to members	up	44.74%	to	($7,795,613)

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 31 December 2006	5.43
As at 30 June 2006	6.09

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:
Prana Biotechnology Ltd had revenue of $236,869 for the period ended 31 December 2006 (2005: $433,925) as a result of interest on company bank accounts. This amount reduced over the period as a result of a reduction in cash reserves, however these cash reserves were increased in November 2006 as a result of a $7.78m capital raising.

Prana has incurred a loss for the half year of $7,795,613 (2005: $5,386,035). This loss includes the revaluation of financial liabilities to fair value and research and development costs.

Refer to the Directors' Report - Review of Operations for further information.

Prana Biotechnology Ltd
ABN 37 080 699 065	5 of 16

CONSOLIDATED INCOME STATEMENT FOR THE
HALF YEAR ENDED 31 DECEMBER 2006

		Consolidated Entity
	Note	31 December 2006	31 December 2005
		$	$

Revenue		236,869	433,925
Other income		—	288,263

Intellectual property expenses		(236,989)	(301,436)
Auditor fees		(87,182)	(36,394)
Research and development expenses		(2,617,441)	(3,579,329)
Personnel expenses		(2,178,272)	(1,548,113)
Depreciation expenses		(30,226)	(26,521)
Other expenses		(540,752)	(399,454)
Travel expenses		(157,951)	(81,749)
Public relations and marketing expenses		(139,847)	(94,294)
Foreign exchange gain/(loss)		(381,103)	243,019
Loss on fair valuation of financial liabilities	5	(1,662,719)	(283,952)

LOSS BEFORE INCOME TAX EXPENSE		(7,795,613)	(5,386,035)

INCOME TAX EXPENSE		—	—

LOSS FOR THE PERIOD		(7,795,613)	(5,386,035)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic loss per share	10	(5.94)	(4.21)
Diluted loss per share	10	(5.94)	(4.21)

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	6 of 16

CONSOLIDATED BALANCE SHEET AS AT
31 DECEMBER 2006

		Consolidated Entity
	Note	31 December 2006	30 June 2006
		$	$

CURRENT ASSETS
Cash and cash equivalents		11,531,143	10,013,778
Trade and other receivables		149,568	194,161
Other current assets		215,555	110,832

TOTAL CURRENT ASSETS		11,896,266	10,318,771

NON-CURRENT ASSETS
Plant and equipment		75,349	102,375

TOTAL NON-CURRENT ASSETS		75,349	102,375

TOTAL ASSETS		11,971,615	10,421,146

CURRENT LIABILITIES
Trade and other payables		1,033,592	1,538,358
Provisions		127,328	76,672

TOTAL CURRENT LIABILITIES		1,160,920	1,615,030

NON-CURRENT LIABILITIES
Other financial liabilities	5	2,591,411	928,692
Provisions		56,561	76,766

TOTAL NON-CURRENT LIABILITIES		2,647,972	1,005,458

TOTAL LIABILITIES		3,808,892	2,620,488

NET ASSETS		8,162,723	7,800,658

EQUITY
Issued and unissued capital	6	53,786,086	46,274,127
Reserves	7	3,512,968	2,867,249
Accumulated losses		(49,136,331)	(41,340,718)

TOTAL EQUITY		8,162,723	7,800,658

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	7 of 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED
31 DECEMBER 2006

		Consolidated Entity
	Issued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2005	45,838,897	2,447,996	(29,750,124)	18,536,769
Shares issued net of costs	303,229	-	-	303,229
Options issued	-	231,950	-	231,950
Net (Loss) for the period	-	-	(5,386,035)	(5,386,035)
Balance at 31 December 2005	46,142,126	2,679,946	(35,136,159)	13,685,913

Shares issued net of costs	132,001	-	-	132,001
Options issued	-	187,303	-	187,303
Net (Loss) for the period	-	-	(6,204,559)	(6,204,559)
Balance at 30 June 2006	46,274,127	2,867,249	(41,340,718)	7,800,658

Shares issued net of costs	6,114,195	-	-	6,114,195
Options exercised net of
costs	39,425	(39,425)	-	-
Options issued	1,262,339	197,353	-	1,459,692
Equity to be issued	96,000	487,791	-	583,791
Net (Loss) for the period	-	-	(7,795,613)	(7,795,613)
Balance at 31 December 2006	53,786,086	3,512,968	(49,136,331)	8,162,723

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	8 of 16

CONSOLIDATED CASH FLOW STATEMENT FOR THE
HALF YEAR ENDED 31 DECEMBER 2006

	Consolidated Entity
	31 December 2006	31 December 2005
	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees	(6,148,092)	(6,222,412)
Interest received	232,462	404,042
Grants received	-	87,624

NET OPERATING CASH FLOWS	(5,915,630)	(5,730,746)

CASH FLOWS RELATED TO INVESTING ACTIVITIES

Proceeds from sales of plant and equipment	300	-
Payment for purchases of plant and equipment	(3,657)	(382)

NET INVESTING CASH FLOWS	(3,357)	(382)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	7,783,485	-
Capital raising costs	(382,587)	(2,020)

NET FINANCING CASH FLOWS	7,400,898	(2,020)

NET DECREASE IN CASH AND CASH EQUIVALENTS	1,481,911	(5,733,148)

Cash and cash equivalents at the beginning of the half year	10,013,778	21,453,304

Effects of exchange rate changes on cash and cash equivalents	35,454	(32,324)

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	11,531,143	15,687,832

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	9 of 16

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

The general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. See note 5 for details of a correction in error of application of prior year accounting polices in relation to financial liabilities.

Note 2. Dividends
The company resolved not to declare any dividends in the period ended 31 December 2006.

Note 3. Segment Information
The company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4. Contingent Liabilities
There has been no change in contingent liabilities since the last annual reporting date.

Note 5. Financial Liabilities
	31 December 2006		30 June 2006
	No.	$	No.	$
Non-current liabilities
Warrants over ADRs
(1 ADR = 10 Ordinary Shares)	3,000,000	2,591,411	3,000,000	928,692

Correction of error in relation to the accounting treatment of warrants in prior periods.

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. This issue raised USD 20million (AUD 28.9million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

Under the historic version of Australian Generally Accepted Accounting Principles, as applicable for the Company at June 2004, the USD 20million was recorded in issued capital in an amount reflecting the proceeds received. No value was attributed to the warrants. Upon the conversion to Australian equivalents to International Financial Reporting Standards (A-IFRS) on 1 July 2005, the accounting treatment within the financial statements reviewed by the prior auditor was not altered.

Following a review of the financial statements as at December 2006, the Company has identified that the incorrect accounting treatment of this transaction has occurred under A-IFRS.

Under AASB 132 para 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

Prana Biotechnology Ltd
ABN 37 080 699 065	10 of 16

Note 5. Financial Liabilities continued
During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a financial liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board(“IASB”) to amend IAS 32. As the IASB declined to make an such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants is required to be recognised as a financial liability at their fair value, reducing the issued capital recorded. Each reporting date the financial liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

At 30 June 2006 as a result of the correction previously presented non-current financial liabilities are increased by $928,692, issued capital decreased by $8,823,548 and accumulated losses decreased by $7,894,856. In the six months to 31 December 2005 as a result of the correction a loss on financial liabilities of $283,952 has been recorded in the income statement.

The basic and diluted loss per share of the company for the period ended 30 June 2006 has decreased by 0.10 cents to 9.05 cents.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of these contracts have been correctly and appropriately disclosed in prior period financial statements. In this regard, the Company has an obligation to issue its equity instruments, via ADR’s, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. Consequently, despite the revised classification of the warrants as liabilities, they do not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

Note 6. Issued and Unissued Capital
	31 December 2006		30 June 2006
	No.	$	No.	$

Fully Paid Ordinary Shares	150,253,728	52,523,747	128,144,260	46,274,127
Options issued over Fully Paid Ordinary Shares	4,352,893	1,262,339	—	—

Total Issued and Unissued Capital		53,786,086		46,274,127

During the half year ended 31 December 2006, the following movements in equity occurred:
Shares
* Acquisition of 250,000 ordinary shares by a consultant
* Issue of 21,764,468 ordinary shares to professional investors as part of a capital raising
* Issue of 95,000 ordinary shares to employees upon exercise of employee options under the 2004 ASX Plan
* Accrual for shares to be issued to a consultant

Options
* Issue of 4,352,893 options to professional investors as part of a capital raising

Prana Biotechnology Ltd
ABN 37 080 699 065	11 of 16

Note 7. Reserves
	31 December 2006		30 June 2006
	No.	$	No.	$
Share Based Payment Reserve
Options over Fully Paid Ordinary Shares	9,153,000	1,543,971	5,752,500	898,252
Options over ADRs	380,000	1,515,434	380,000	1,515,434

Warrants over ADRs
(1 ADR = 10 Ordinary Shares)	320,000	453,563	320,000	453,563

Total Share Based Payment Reserve		3,512,968		2,867,249

During the half year ended 31 December 2006, the following movements in the share based payments reserve occurred:
Options
* Issue of 3,645,500 options to employees under the 2004 ASX Plan
* 95,000 employee options were exercised into ordinary shares under the 2004 ASX Plan
* 150,000 employee options issued under the 2004 ASX Plan lapsed when employees ceased employment with the company
Note 8. Events Subsequent to Reporting Date
No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 9. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 31 December 2006, the consolidated entity has accumulated losses of $49,136,331 and has incurred negative cash flows from operations of $5,915,630 in the six months ended 31 December 2006. The consolidated entity has however experienced an increase in its cash position from $10,013,788 at 30 June 2006 to $11,531,143 at 31 December 2006 as a result of a AU$7.78 million capital raising, before costs.

The consolidated entity has sufficient cash resources to fund the completion of the current Phase IIa clinical trial in Sweden based on currently estimated expenditure, investigating the safety and tolerability PBT2 for the treatment of Alzheimer’s Disease. The results of this trial are expected in the 4th quarter of the 2007 calendar year. However, to maintain the non-clinical trial activities of the consolidated entity for at least the next 12 months, additional funds will be required. Whilst there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs to the level of available cash resources over the next 12 months. These financial statements have, therefore, been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

The directors believe that the going concern basis of preparing is appropriate given the following reasons:

• Since inception, the consolidated entity has been able to raise funds to pursue their research programs. To date, the consolidated entity has raised $65m through the issue of equity and warrants, before costs and is presently in discussions with various potential institutional investors. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

• In the event that additional funding is not obtained in the short term, the consolidated entity has the ability and intention to significantly reduce expenditure on research and development programs and other costs, (other than the current clinical trial mentioned above) until additional funding is raised.

Prana Biotechnology Ltd
ABN 37 080 699 065	12 of 16

Note 9. Going Concern continued
Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to effectively manage expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 31 December 2006. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 10. Loss per share
	31 December 2006	31 December 2005
Basic loss per share (cents)	(5.94)	(4.21)
Diluted loss per share (cents)	(5.94)	(4.21)

	$	$

a) Net Loss used in the calculation of basic and diluted loss per share	(7,795,613)	(5,386,035)

	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share

	131,180,788	127,963,932

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Prana Biotechnology Ltd
ABN 37 080 699 065	13 of 16

DIRECTORS' DECLARATION

In the directors' opinion:
(a) the financial statements and notes set out on pages 6 to 13 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Prana Biotechnology Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Mr Geoffrey Kempler
Chairman

Dated 28 February 2007

Prana Biotechnology Ltd
ABN 37 080 699 065	14 of 16

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
28 February 2007